                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 8 to
                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                         TERRA NITROGEN COMPANY, L.P.
                         ----------------------------
                               (Name of Issuer)

                 Common Units of Limited Partnership Interests
                 ---------------------------------------------
                        (Title of Class of Securities)

                                  881005 20 1
                                --------------
                                (CUSIP Number)


                              George H. Valentine
                              Corporate Secretary
                             Terra Industries Inc.
                                 Terra Centre
                               600 Fourth Street
                          Sioux City, Iowa 51102-6000
                                (712) 277-1340
       ----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 13, 2000
                     ------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

-----------------------                                      -----------------
 CUSIP No. 881005 20 1                  13D
-----------------------                                      -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Nitrogen Corporation
      EIN: 72-1159610
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,172,414 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          11,172,414 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,172,414 (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      60.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                      -----------------
 CUSIP No. 881005 20 1                  13D
-----------------------                                      -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Capital, Inc. (Due to direct ownership of 2,216,600 Common Units and solely due to indirect ownership of 11,172,414 Common Units through its wholly owned subsidiary, Terra Nitrogen Corporation) EIN: 42-1431650
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,648,814 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,648,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,648,814 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      73.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                      -----------------
 CUSIP No. 881005 20 1                  13D
-----------------------                                      -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Capital Holdings, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital, Inc.) EIN: 42-1431905
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,648,814 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,648,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,648,814 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      73.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

-----------------------                                      -----------------
 CUSIP No. 881005 20 1                  13D
-----------------------                                      -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Terra Industries, Inc. (Solely due to indirect ownership through its wholly owned subsidiary, Terra Capital Holdings, Inc.) EIN: 52-1145429
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,648,814 Common Units (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          13,648,814 Common Units (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,648,814 Common Units (See Item 5)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      73.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

Item 1. Security and Issuer.
        -------------------

          This Amendment No. 8 amends the Schedule 13D dated March 31, 1997 (as amended by Amendments Nos. 1 through 7, the "Schedule 13D") of the Reporting Persons relating to Common Units of limited partnership interests (the "Common Units") of Terra Nitrogen Company, L.P., a Delaware limited partnership ("TNCLP"). The principal executive offices of TNCLP are at 600 Fourth Street, Sioux City, Iowa 51101.

Item 2. Identity and Background
        -----------------------

          Item 2 is hereby amended as follows:

          The first sentence of paragraph (a) is amended by deleting from (v) to the end of the sentence. The second and third sentences of paragraph (b) are deleted entirely. Paragraph (c) is amended by deleting the text beginning with the fifth sentence to the end of the paragraph.

          Item 2 and Annex A are hereby amended to add the following to Section I of Annex A:

          Name:                    Dennis B. Longmire (Director)
                                   ------------------
          Citizenship:             United States of America
          Business Address:        111 Broadway
                                   Versailles, KY 40383
          Principal Occupation:    Chairman of the Board and CEO, McCauley
                                   Brothers, Inc.

          Name:                    Theodore D. Sands (Director)
                                   -----------------
          Citizenship:             United States of America
          Business Address:        535 Fifth Avenue, Suite 3300
                                   New York, NY 10017
          Principal Occupation:    President, HAAS Capital, LLC

          Name:                    Burton M. Joyce (Director, Chairman of the
                                   Board)
          Citizenship:             United States of America
          Business Address         600 Fourth Street
                                   Sioux City, IA 51101
          Principal Occupation:    President and Chief Executive Officer, Terra

          Item 2 and Annex A are further amended to add/modify the following to
          Section IV of Annex A:

          Burton M. Joyce          (Director, President and       SECTION I
                                   Chief Executive Officer)

          Name:                    Eric K. Diack (Director)
          Citizenship:             South Africa
          Business Address:        44 Main Street
                                   Johannesburg, South Africa
          Principal Occupation:    Executive Vice President - Finance, Anglo
                                   American Corporation of South Africa Limited

          Name:                    Mark A. Kalafut
          Citizenship:             United States of America
          Business Address:        600 Fourth Street
                                   Sioux City, IA 51101
          Principal Occupation:    Vice President and Associate General Counsel,
                                   Terra

          Item 2 and Annex A are further amended by deleting Sections V, VI and VII of Annex A.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

          Item 3 is hereby amended by insertion of the following additional sentence at the end of the second paragraph: "The amount of funds expended for the purchases between October 30, 2000 and December 20, 2000 totaled $1.98 million."

Item 4. Purpose of Transaction.
        ----------------------

          Item 4 is hereby amended by the insertion of the following additional sentence after the seventh sentence of the second paragraph: "Terra Capital further purchased 259,800 Common Units between October 30, 2000 and December 20, 2000 pursuant to the buyback authority."

          Item 4 is further amended by the deletion of the fifth paragraph.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

          Item 5, section (a) is hereby amended by deleting the second and third sentences of the first paragraph and replacing them with the following sentences: "Terra Capital is the direct beneficial owner of 2,476,400 Common Units and, by virtue of its ownership of all the outstanding common stock of TNC, may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by TNC. Thus, Terra Capital's direct and indirect ownership in the aggregate represents approximately 73.8% of the outstanding Common Units."

          Item 5, section (a) is further amended by deleting the third sentence of paragraph two.

          Item 5, section (b) is hereby further amended by deleting the second sentence of the first paragraph and replacing it with the following sentence:
"Terra Capital has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 2,476,400 Common Units beneficially owned by Terra Capital."

          Item 5, section (b) is further amended by deleting the fourth sentence of paragraph two.

          Item 5 is hereby further amended by adding the following table under section (c)(i) to read as follows:

          Purchase Date           Number of Units      Price per Unit
          -------------           ---------------      --------------
          10/30/00                         12,100             $6.9241
          11/01/00                         14,600             $6.9760
          11/02/00                          2,500             $6.8750
          11/03/00                          6,200             $7.2500
          11/06/00                          1,000             $7.0000
          11/08/00                          7,400             $7.2424


          11/09/00                          7,400             $7.2500
          11/10/00                          2,100             $7.2500
          11/14/00                          7,500             $7.3125
          11/16/00                          7,500             $7.3750
          11/27/00                          5,000             $7.2500
          11/28/00                          5,000             $7.2500
          11/29/00                          2,200             $7.2500
          11/30/00                         15,000             $7.2500
          12/01/00                          2,500             $7.2500
          12/04/00                          3,500             $7.2500
          12/05/00                          3,500             $7.2857
          12/06/00                         13,500             $7.4977
          12/07/00                          3,500             $7.6607
          12/11/00                         48,000             $8.0000
          12/12/00                          4,000             $7.8750
          12/13/00                         14,100             $8.0000
          12/14/00                          1,400             $7.9375
          12/15/00                         31,100             $7.9918
          12/18/00                          4,900             $8.0000
          12/19/00                         21,400             $8.0000
          12/20/00                         12,900             $7.6335

Total  (between 10/01/00 and 12/20/00)    259,800
     Total (in 2000, through 12/20/00)    259,800

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

          Not amended.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

          Exhibit B - Agreement Concerning Joint Filing of Schedule 13D.

                                 SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 21, 2000



TERRA NITROGEN CORPORATION

By /s/ George H. Valentine
   ------------------------------------
    George H. Valentine
Its: Vice President and General Counsel


TERRA CAPITAL, INC.

By /s/ George H. Valentine
   ------------------------------------
    George H. Valentine
Its: Vice President and Corporate Secretary


TERRA CAPITAL HOLDINGS, INC.

By /s/ George H. Valentine
   ------------------------------------
    George H. Valentine
Its: Vice President and Corporate Secretary


TERRA INDUSTRIES INC.

By /s/ George H. Valentine
   ------------------------------------
    George H. Valentine
Its: Senior Vice President, General Counsel and
     Corporate Secretary